SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

March 29, 2016

VIA EDGAR

James O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fidus Investment Corporation
Preliminary Proxy Materials on Schedule 14A filed
March 9, 2016
File No. 814-00861

Dear Mr. O’Connor:

On behalf of Fidus Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on March 18, 2016 regarding the Company’s preliminary proxy statement filed on March 9, 2016. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “proxy statement” contained herein are to the definitive proxy statement filed with the SEC concurrently with this letter.

1.	Comment: We suggest that the reference to broker non-votes be deleted to avoid confusing investors. There will be no-broker non-votes at this meeting under Rule 452.

Response

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Comment: Please provide the table illustrated in Item 22(b)(1). The list of other directorships required by column 6 should include all other directorships held by the nominees during the past five years. See Item 22(b)(4)(ii).

Mr. James O’Connor

Division of Investment Management

March 29, 2016

Response

The Company respectfully informs the Staff that, although the table does not follow the format of the table illustrated in Item 22(b)(1), it believes the current format is consistent with industry standard practice and confirms to the Staff that all disclosure required by Item 22(b)(1) is included in the proxy statement. The Company also confirms that all other directorships held by the nominees during the past five years, as required by Item 22(b)(4)(ii), are included in the proxy statement.

3.	Comment: Please provide the information required by items 22(b)(6) through (10) of Schedule 14A for directors and nominees who are not interested persons or indicate that these items do not apply.

Response

The Company confirms to the Staff that the applicable required disclosure is included in the proxy statement.

4.	Comment: Disclosure is required with respect to “why the registrant has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the registrant” (Item 407(h) of Reg S-K applied through Item 22(b)(11) of Schedule 14A). Authorities on corporate governance consider a lead independent director to be a necessity if a board is to effectively discharge its fiduciary responsibilities where the CEO is also chairman of the board. We believe that the justification provided is generic and insufficient – i.e., the Board’s small size and responsibility is allocated in a manner that encourages oversight - with respect to the failure to designate a lead independent director. In this regard, Release No. IC-26520 and Rule 0-1(a)(7) under the Investment Company Act of 1940 set out the staff position regarding investment company governance. Please provide additional disclosure that specifically discusses why the Company has not designated a lead independent director.

Response

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Comment: Please explain to us why it is not a conflict of interest for the chief compliance officer to also be the chief financial officer.

Mr. James O’Connor

Division of Investment Management

March 29, 2016

Response

The Company advises that Staff on a supplemental basis that it believes its Board of Directors, its audit committee, management team and its independent registered public accounting firm are able to actively monitor any potential conflicts of interests arising from the duties of both the chief compliance officer and the chief financial officer. For example, the chief compliance officer submits annual and quarterly compliance reports at quarterly board meetings. The Board also reviews these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Similarly, the Board approves, and the audit committee, members of management, third party valuation firms and the independent registered public accounting firm, review the financial information prepared by our chief financial officer and her staff. Finally, the Board also monitors the allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staff members.

6.	Comment: Please confirm to us that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and that none are pending. See Item 401(f)(7) and (8) of Reg S-K, which is applied through item 22(b)(11) of Schedule 14A.

Response

The Company confirms that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers requiring disclosure and that none are pending as required to be disclosed pursuant to Item 401(f)(7) and (8) of Reg S-K, which is applied through item 22(b)(11) of Schedule 14A.

7.	Comment: Please provide us with a representation that once the cumulative dilution to the company’s NAV per share from multiple offerings off of the current registration statement exceeds 15%, the BDC must file a post-effective amendment or new registration statement, which must again be declared effective by the Staff.

Response

The Company confirms to the Staff that once the cumulative dilution to its NAV per share from multiple offerings off of the current registration statement exceeds 15%, the Company will file a post-effective amendment or new registration statement, which must again be declared effective by the Staff.

Mr. James O’Connor

Division of Investment Management

March 29, 2016

8.	Comment: We note that this 25% limit appears to conform to the language of Section 61(a)(3) applicable to 10-year rights issuances, but is not a requirement for below NAV stock issuance under Section 63(2). Is this a voluntary limitation that the fund has imposed on itself?

Response

The Company confirms to the Staff that it has voluntarily undertaken the 25% limit with respect to below NAV stock issuances.

9.	Comment: On page 26, why is distribution per share relevant? Please disclose the percentage composition for each year - i.e., dividends / from borrowings / from capital.

Response

The Company advises the Staff on a supplemental basis that distribution per share is typically included because it is relevant to the Company’s shareholders. The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Comment: On page 26, please clarify that shareholders who periodically receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not and that shareholders should not assume that the source of a distribution from the Company is net profit. The Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, distribution yields should be accompanied by the total return and/or SEC yields.

Response

The Company has revised the above-referenced disclosure in response to the Staff’s comment to provide additional detail in footnote 3 to the table on page 26 explaining that distributions in excess of the Company’s current and accumulated profits and earnings would first be treated as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. The Company has also noted that none of the distributions reflected in the table has been comprised of a return of capital.

11.	Comment: The table must disclose the maximum percentage discount below which the Fund will not sell shares or, as stated on page 25, that there is no limit on the discount at which the Fund may sell shares. Accordingly, please create a fifth column in the table that shows the dilutive effective on a nonparticipating shareholder of a 25% issuance at the maximum discount at which the Fund may sell shares or if, as disclosed on page 25, there is no limit on the discount, show the effect of a 25% offering at a 100% discount.

Mr. James O’Connor

Division of Investment Management

March 29, 2016

Response

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

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In connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A filed on March 9, 2016, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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[Remainder of Page Intentionally Blank]

Mr. James O’Connor

Division of Investment Management

March 29, 2016

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0523.

Sincerely,
/s/ Lisa A. Morgan
Lisa A. Morgan